CUSIP No. 16944E 104	Page 1 of 5 Pages

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO §240.13d-2(a)

CHINA INSONLINE CORP.
(Name of Issuer)

Common Stock
$0.001 Par Value
(Title of Class of Securities)

16944E 104
(CUSIP Number)

Junjun Xu, CEO
China INSOnline Corp.
Room 42, 4F, New Henry House, 10 Ice House Street
Central, Hong Kong
(011) 00852-25232986

Copy to:

Matthew Ogurick, Esq.
K&L Gates LLP
200 South Biscayne Boulevard, Suite 3900
Miami, Florida 33131
(305) 539-3300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 25, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

(Continued on following page)

CUSIP No. 16944E 104	Page 2 of 5 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSON Xueyuan Han
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 792,000 shares of Common Stock
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 792,000 shares of Common Stock
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 792,000 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.98% of Common Stock
14	TYPE OF REPORTING PERSON IN

CUSIP No. 16944E 104	Page 3 of 5 Pages

Item 1.  Security And Issuer

This statement (this “Statement”) relates to shares of common stock (“Common Stock”), par value $0.001 per share, of China INSOnline Corp., a Delaware corporation (the “Issuer”). The principal executive office of the Issuer is located at A302 Jin Song Third Dist., Hua Teng Plaza, Suite 502, Chaoyang District, Beijing China.

Item 2.  Identity And Background

(a) This Statement is filed by and on behalf of Xueyuan Han (the “Reporting Person”).

(b) The address of the Reporting Person is Room 9A, Unit 7, Building 7, Qingboyuan, Landianchang Area, Haldian District F4, Beijing.

(c) The Reporting Person’s principal occupation is serving as a Consultant to Han Fu Capital (International) Investment Consulting Co. and as a Director of the Issuer.

(d) During the last five (5) years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five (5) years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the People’s Republic of China.

Item 3.  Source And Amount Of Funds Or Other Consideration

On April 25, 2008, the Reporting Person acquired 792,000 shares of Common Stock (the “Shares”) for no consideration pursuant to a restricted to restricted transfer of Common Stock from Newise Century Inc., a British Virgin Islands corporation (“Newise”), to the Reporting Person. Newise owned shares of Common Stock (the “Newise Shares”) and distributed such shares to its shareholders, including the Reporting Person, pro-rata based on each shareholder’s percentage ownership of Newise. Newise initially obtained the Newise Shares pursuant to a Share Exchange Agreement by and among Newise, the Issuer and Rise and Grow Limited, a Hong Kong limited company (“Rise and Grow”), whereby the Issuer obtained all of the issued and outstanding securities of Rise and Grow from Newise in exchange for the issuance of the Newise Shares to Newise.

Item 4. Purpose Of Transaction

The Reporting Person does not have a present intention to participate in any plans or proposals which relate to or would result in (a) the acquisition by any person of additional shares of Common Stock, or the disposition of shares of Common Stock, (b) an extraordinary corporate action, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries, (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the present capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer’s business or corporate structure, (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person, (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended or (j) any action similar to those enumerated above.

CUSIP No. 16944E 104	Page 4 of 5 Pages

Item 5. Interest In Securities Of The Issuer

(a)-(b) Prior to acquiring the Shares, the Reporting Person did not beneficially own any outstanding securities of the Issuer. As a result of acquiring the Shares, Xueyuan Han acquired 792,000 shares of Common Stock, which represents 1.98% of the issued and outstanding shares of Common Stock as of the date hereof.

Xueyuan Han has the sole power to vote and to dispose of 1.98% of the Common Stock.

(c) The Reporting Person has not effected, within the last sixty (60) days, any transactions involving the Shares.

(d) Not applicable.

(e) Not applicable.

Item 6. Contract, Arrangements, Understandings Or Relationships With Respect To Securities Of The Issuer

The Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, without limitation, any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits and loss or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

None.

CUSIP No. 16944E 104	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 8 2008	REPORTING PERSON:

/s/ Xueyuan Han
Xueyuan Han